THE MILLS CORPORATION

1300 WILSON BOULEVARD, SUITE 400

ARLINGTON, VIRGINIA 22209

September 28, 2005

BY FACSIMILE AND EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Jeffrey A. Shady

                  Division of Corporation Finance

Re:	The Mills Corporation

Registration Statement on Form S-3

File No. 333-127338 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Mills Corporation (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to 10:00 a.m., Eastern Daylight Saving Time, on September 29, 2005, or as soon thereafter as practicable.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE MILLS CORPORATION

By:	/s/ Mary Jane Morrow
Name:	Mary Jane Morrow
Title:	Executive Vice President and Chief Financial Officer